SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SVB Financial Services, Inc.

(Name of Issuer)

Common Stock, par value $2.09 per share

(Title of Class of Securities)

784869109

(CUSIP Number)

Rufus A. Fulton, Jr.

President and Chief Executive Officer

Fulton Financial Corporation

One Penn Square

Lancaster, Pennsylvania 17604

(717) 291-2411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

The total number of shares reported herein is 1,008,775 shares, which constitutes approximately 19.9% of the total number of shares of the issuer outstanding as of January 12, 2005 (4,060,445) plus the 1,008,775 shares issuable under the Warrant described herein. Unless otherwise indicated, all ownership percentages set forth herein assume that as of January 12, 2005 there were 5,069,220 shares of the issuer outstanding.

Cusip No: 784869109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fulton Financial Corporation IRS Employer Identification No. 23-2195389
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ Not Applicable (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) Not applicable	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,008,775[1] 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 1,008,775 (1) 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,775 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14.	TYPE OF REPORTING PERSON CO, HC

(1)	The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act.

Cusip No: 784869109

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $2.09 per share (the “Somerset Common Stock”), of SVB Financial Services, Inc. (“Somerset”), a corporation organized and existing under the laws of the State of New Jersey and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The principal executive offices of Somerset are located at 70 East Main Street, Somerville, New Jersey.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) and (f) This Schedule 13D is filed by Fulton Financial Corporation (“Fulton”), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a financial holding company under the BHC Act. Through its subsidiaries, Fulton provides a wide range of financial services to individuals and businesses located in Pennsylvania, New Jersey, Maryland, Virginia and Delaware. Fulton’s principal offices are located at One Penn Square, Lancaster, Pennsylvania 17602.

Each executive officer and each director of Fulton is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of Fulton is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

(d)-(e) During the last five years, neither Fulton nor, to the best of Fulton’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Fulton or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Warrant Agreement dated as of January 12, 2005, between Somerset, as issuer, and Fulton, as grantee (the “Warrant Agreement”), Somerset has granted Fulton an option to purchase the shares of Somerset Common Stock covered by this Schedule 13D under certain circumstances (the “Warrant”). Specifically, the Warrant grants Fulton the right to purchase up to 1,008,775 shares of Somerset Common Stock (the “Warrant Shares”) (which represent 19.9% of the number of shares outstanding on January 12, 2005, giving effect to the issuance of the shares pursuant to an exercise of the Warrant), subject to certain adjustments, at a price, subject to certain adjustments, of $22.00 per share. The Warrant was granted by Somerset in connection with an Agreement and Plan of Merger, dated as of January 11, 2005, between Fulton and Somerset (the “Merger Agreement”).

Cusip No: 784869109

The exercise of the Warrant for the full number of Warrant Shares currently covered thereby would require aggregate funds of approximately $22.2 million. It is anticipated that, should the Warrant become exercisable and should Fulton elect to exercise the Warrant, Fulton would obtain the funds for purchase from working capital.

Copies of the Warrant Agreement and the Warrant are included as Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed by Fulton with the Securities and Exchange Commission (the “SEC”) on January 12, 2005 and are incorporated herein by reference in their entirety.

ITEM 4. PURPOSE OF TRANSACTION.

In connection with the execution of the Merger Agreement, Somerset and Fulton executed the Warrant Agreement. The following description of the Warrant Agreement does not purport to be complete and is qualified, in its entirety, by reference to the Warrant Agreement, which is incorporated herein by reference.

Pursuant to the Warrant Agreement, Somerset issued to Fulton a warrant (the “Warrant”) to purchase from Somerset up to 1,008,775 fully paid and non-assessable shares of Somerset Common Stock at a price per share equal to $22.00, subject to adjustment as provided for in the Warrant Agreement (such exercise price, as so adjusted, is referred to herein as the “Exercise Price”). The effect of the Warrant Agreement is to increase the likelihood that the Merger will occur by making it more difficult and expensive for another party to acquire Somerset and to provide Fulton with compensation in the event of a third party offer for Somerset.

The Warrant may be exercised in whole or in part at any time or from time to time on or after the occurrence of an Exercise Event (as defined below) until termination of the Warrant. So long as the Warrant is owned by Fulton, it may be exercised for no more than the number of shares of Somerset Common Stock equal to 1,008,775 (subject to adjustment as described below) less the number of shares of Somerset Common Stock at the time owned by Fulton.

Under the terms of the Warrant and the Warrant Agreement, Fulton may not exercise the Warrant, in whole or in part, without the prior written consent of Somerset, except upon or after the occurrence of any of the following (an “Exercise Event”): (i) a breach of any representation, warranty, or covenant set forth in the Merger Agreement by Somerset which would permit a termination of the Merger Agreement by Fulton pursuant to Section 8.1(b)(i) thereof following: (A) the occurrence of an event described in subparagraphs (iii) or (iv) below or (B) an offer or filing described in subparagraph (v) below; (ii) the failure of Somerset’s shareholders to approve the Merger Agreement at a meeting called for such purpose if at the time of such meeting there has been an announcement by any Person (other than Fulton) of an offer or proposal to acquire 25% or more of the Common Stock (before giving effect to any exercise of the Warrant), or to acquire, merge or consolidate with Somerset, or to purchase all or substantially all of Somerset’s assets (including, without limitation, any shares of any subsidiary of Somerset or all or substantially all of any such subsidiary’s assets) and, within ten business days after such announcement, the Board of Directors of

Cusip No: 784869109

Somerset either fails to recommend against acceptance of such offer by Somerset’s shareholders or takes no position with respect thereto; (iii) the acquisition by any Person of Beneficial Ownership of 25% or more of the Common Stock (before giving effect to any exercise of the Warrant); (iv) any Person (other than Fulton) shall have commenced a tender or exchange offer, or shall have filed an application with an appropriate bank regulatory authority with respect to a publicly announced offer, to purchase or acquire securities of Somerset such that, upon consummation of such offer, such Person would have Beneficial Ownership of 25% or more of the Common Stock (before giving effect to any exercise of the Warrant) and, within 12 months from such offer or filing, such person consummates an acquisition described in subparagraph (iii) above; (v) Somerset shall have entered into an agreement, letter of intent, or other understanding with any Person (other than Fulton) providing for such Person (A) to acquire, merge, consolidate or enter into a statutory share exchange with Somerset or to purchase all or substantially all of Somerset’s assets (including without limitation any shares of any subsidiary of Somerset or all or substantially all of any such subsidiary’s assets), or (B) to negotiate with Somerset with respect to any of the events or transactions mentioned in the preceding clause (A); or (vi) termination, or attempted termination, of the Merger Agreement by Somerset under Section 8.1(c)(iii) of the Merger Agreement. The terms “Beneficial Ownership” and “Person” shall have the respective meanings set forth in the Warrant Agreement, paragraph 7(f).

The Warrant may be exercised by presentation and surrender thereof to Somerset at its principal office accompanied by (i) a written notice of exercise, (ii) payment of the Exercise Price for the number of shares of Somerset Common Stock specified in such notice, and (iii) a certificate of the holder of the Warrant (the “Holder”) specifying the event or events which have occurred and which entitle the Holder to exercise the Warrant. Upon such presentation and surrender, Somerset shall issue promptly to the Holder the number of shares of Somerset Common Stock to which the Holder is entitled. If the Warrant is exercised in part, Somerset will, upon surrender of the Warrant for cancellation, execute and deliver a new Warrant entitling the Holder to purchase the balance of the shares of Somerset Common Stock issuable thereunder.

Generally, in the event of any change in the outstanding shares of Somerset Common Stock by reason of a stock dividend, stock split or stock reclassification, the number and kind of shares or securities subject to the Warrant and the Exercise Price shall be appropriately and equitably adjusted so that the Holder shall receive upon exercise of the Warrant the number and class of shares or other securities or property that the Holder would have received in respect of the shares of Somerset Common Stock that could have been purchased upon exercise of the Warrant if the Warrant could have been and had been exercised immediately prior to such event. If, at any time after the Warrant may be exercised or sold by Fulton, Somerset has received a written request from Fulton, Somerset shall prepare, file and keep effective and current any governmental approvals required in connection with the Warrant and/or the shares of Somerset Common Stock issued or issuable upon exercise of the Warrant. All expenses incurred by Somerset in complying with such governmental approvals will be paid by Somerset. Fulton will pay all expenses incurred by Fulton in connection with such governmental approvals, including fees and disbursements of its counsel and accountants, underwriting discounts and commissions, and transfer taxes payable by Fulton.

Cusip No: 784869109

The Warrant and the rights conferred thereby will terminate (i) upon the Effective Time of the Merger provided for in the Merger Agreement, (ii) upon a valid termination of the Merger Agreement (except a termination pursuant to Section 8.1(b)(iii) of the Merger Agreement) unless an event described in Paragraph 2 of the Warrant Agreement occurs prior to such termination in which case the Warrant and the rights conferred thereby shall not terminate until 12 months after the occurrence of such event, or (iii) to the extent the Warrant has not previously been exercised, 12 months after the occurrence of an event described in Paragraph 2 of the Warrant Agreement (unless termination of the Merger Agreement in accordance with its terms (other than under Section 8.1(b)(iii) thereof occurs prior to the occurrence of such event, in which case (ii) above shall apply).

Under the Warrant Agreement, Fulton has the right to require Somerset to repurchase the Warrant or, in the event the Warrant has been exercised in whole or in part, redeem the shares obtained upon such exercise within 180 days of an Exercise Event. In the case of a repurchase of shares obtained upon exercise of the Warrant, the redemption price per share (the “Redemption Price”) is to be equal to the highest of: (i) 110% of the Exercise Price, (ii) the highest price paid or agreed to be paid for any share of Common Stock by an Acquiring Person (as defined in the Warrant Agreement) during the one year period immediately preceding the date of redemption, and (iii) in the event of a sale of all or substantially all of Somerset’s assets or all or substantially all of a subsidiary of Somerset’s assets: (x) the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Somerset as determined by a recognized investment banking firm selected by such Holder, divided by (y) the number of shares of Common Stock then outstanding. If the price paid consists in whole or in part of securities or assets other than cash, the value of such securities or assets shall be their then current market value as determined by a recognized investment banking firm selected by the Holder and reasonably acceptable to Somerset.

In the case of a repurchase of the Warrant, the redemption price is to be equal to the product obtained by multiplying: (i) the number of shares of Somerset Common Stock represented by the portion of the Warrant that Fulton is requiring Somerset to repurchase, times (ii) the excess of the Redemption Price over the Exercise Price.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

(a)-(b) By reason of its execution of the Warrant Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Fulton may be deemed to have sole voting and sole dispositive power with respect to the Somerset Common Stock subject to the Warrant and, accordingly, may be deemed to beneficially own 1,008,775 shares of Somerset Common Stock, or 19.9% of the Somerset Common Stock issued and outstanding as of January 12, 2005 (after giving effect to the issuance of the shares pursuant to an exercise of the Warrant). However, because the Warrant is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, and would require the approval of applicable bank regulatory authorities, Fulton expressly disclaims any beneficial ownership of the 1,008,775 shares of Somerset Common Stock which are obtainable by Fulton upon exercise of the Warrant.

Cusip No: 784869109

Except as set forth above, as of the date hereof, neither Fulton nor, to the best of Fulton’s knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any Somerset Common Stock.

(c) Except as set forth above, as of the date hereof, no transactions in Somerset Common Stock were effected during the past 60 days by Fulton or, to the best of Fulton’s knowledge, by any of the individuals named in Schedule 1 hereto.

(d) So long as Fulton has not purchased the Shares of Somerset Common Stock subject to the Warrant, Fulton does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Somerset Common Stock.

(e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of Somerset, including certain customary restrictions relating to the Somerset Common Stock. It also requires Somerset’s directors and executive officers to execute a voting agreement with respect to the approval of the Merger Agreement. Except as provided in the Merger Agreement and the Warrant Agreements, neither Fulton nor, to the best of Fulton’s knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of Somerset, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or Warrant arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed as part of this Schedule 13D:

See Exhibit Index, following.

Cusip No: 784869109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FULTON FINANCIAL CORPORATION

By:	/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

January 18, 2005

Cusip No: 784869109

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Name, business address and present principal occupation of each director and executive officer of Fulton Financial Corporation.

Exhibit 2	Press Release, dated January 11, 2005, relating to transactions between Fulton Financial Corporation and SVB Financial Services, Inc.(incorporated by reference to Exhibit 99.5 of Fulton Financial Corporation’s Current Report on Form 8-K filed on January 12, 2005).

Exhibit 3	Agreement and Plan of Merger, dated as of January 11, 2005, between Fulton Financial Corporation and SVB Financial Services, Inc. (incorporated by reference to Exhibit 2.1 of Fulton’s Current Report on Form 8-K, filed on January 12, 2005).

Exhibit 4	Warrant Agreement, dated as of January 12, 2005 between SVB Financial Services, Inc., as issuer, and Fulton Financial Corporation, as grantee (incorporated by reference to Exhibit 99.1 to Fulton Financial Corporation’s Current Report on Form 8-K filed on January 12, 2005).

Exhibit 5	Warrant, dated as of January 12, 2005 (incorporated by reference to Exhibit 99.2 to Fulton Financial Corporation’s Current Report on Form 8-K filed on January 12, 2005).